Exhibit 99.2

EARNINGS RELEASE

Delta Galil Reports Second Quarter of 2007 Results

Tel Aviv, Israel - August 15, 2007 - Delta Galil Industries Ltd. (NASDAQ: DELT), (“Delta”) the global provider of private label ladies’ intimate apparel, socks, men’s underwear and leisurewear, today reported results for the second quarter, which ended June 30, 2007.

•	Second quarter revenues were $149.8 million compared to $176.5 million reported in the second quarter of 2006, a decrease of 15.1%.

•	First half revenues were $309.2 million compared to $348.5 million reported in the first half of 2006, a decrease of 11.3%.

•	Second quarter operating loss was $0.1 million, compared to an operating income of $5.9 million reported in the second quarter of 2006.

•	First half operating loss was $8.7 million, compared to an operating income of $9.0 million in the first half of 2006.

•	Second quarter net loss was $3.4 million or $0.18 per diluted share, compared to a net income of $0.5 million, or $0.03 per diluted share reported in the second quarter of 2006.

•	First half net loss was $16.6 million, or $0.89 per diluted share, compared to a loss of $0.5 million, or $0.03 per diluted share in the first half of 2006.

•	In the second quarter of 2007 the Company had negative operating cash flow of $4.2 million, compared to positive operating cash flow of $14.7 million in the second quarter of 2006.

•	In the first half of 2007 the Company had negative operating cash flow of $3.2 million compared to positive operating cash flow of $10.8 million in the first half of 2006.

Selected data in US $ millions:

	Q2 2007	Q2 2006	First half 2007	First half 2006
Revenues	$149.8	$176.5	$309.2	$348.5

Operating (loss) income	(0.1)	5.9	(8.7)	9.0

Restructuring expenses	--	1.7	10.8	1.7
Net (loss) income	(3.4)	0.5	(16.6)	(0.5)
Operating cash flow	(4.2)	14.7	(3.2)	10.8

CEO Comments on the Quarter results and State of the Business

Mr. Aviram Lahav, Delta's CEO, stated, “The net and operating loss in the second quarter of the year are due to several factors including an exceptional decrease in the US Mass Market division’s sales; our exit from sales of certain unprofitable product categories to customers in the US and in Europe; and the continued implementation of the restructuring plan including the transfer of production to Egypt.

“US Mass Market division sales decreased 14% in the second quarter compared to the second quarter of last year, primarily due to significantly lower sales to a major customer that had accumulated inventory and due to a decrease in that customer's sales during the quarter. This decline in sales impacted the operating profit in this division as well. We anticipate sales to this customer increasing in the second half of 2007.

“Second quarter sales in the Europe and US Intimate Apparel division decreased 30% from the comparable quarter last year. These goods are produced in Israel, Jordan, Egypt and Thailand. This decrease is primarily due to significantly lower sales to a major US customer that had accumulated inventory and due to a decrease in this customer’s own sales, as well as our decision to exit certain unprofitable categories. Sales for this division were also affected by a decrease in sales to a major European customer as a result of price erosion and our exit from unprofitable categories. The operating loss in the Europe and US Intimate Apparel division resulted from the decreases in sales described above, as well as the transfer of this division’s production from our facilities in Israel to Egypt, as part of the restructuring plan started in the beginning of the year.

“Sales and operating income in the Socks division for the second quarter were maintained at the same level as in the comparable quarter last year.

“Delta Marketing Israel, our domestic retail and wholesale activity reported consistently growing sales and operating income compared to the second quarter of last year.

“We continue to implement the restructuring plan and are working to reduce production in high cost sites, while transferring production into lower cost countries and reducing overhead. We believe that the completion of the restructuring plan will improve Delta's competitiveness and return us to profitability,” concluded Mr. Lahav.

Revenues by Geographic Area ($ millions)

	Second Quarter					First Half
	2007	% from total sales	2006	% from total sales	% Chg	2007	% from total sales	2006	% from total sales	% Chg
North America	81.6	54.4	107.4	60.8	(24.0)	173.8	56.2	212.0	60.8	(18.0)

Europe	51.9	34.7	55.4	31.4	(5.9)	101.9	32.9	109.4	31.5	(6.8)

Israel	16.1	10.7	13.6	7.7	18.4	33.0	10.7	26.8	7.6	23.1

Others	0.2	0.2	0.1	0.1		0.5	0.2	0.3	0.1

Total	149.8	100.0	176.5	100.0	(15.1)	309.2	100.0	348.5	100.0	(11.3)

Revenues and Operating Results by reportable segments ($ millions)

	Second Quarter						First Half
	Sales			Operating Profit (loss)			Sales		Operating Profit (loss)
	2007	2006	% Chg	2007	2006	2007	2006	% Chg	2007	2006
Delta USA-Mass Market	58.2	67.4	(13.6)	0.6	3.9	123.5	137.1	(9.9)	3.6	6.2

Intimate apparel- Europe and US-Upper Market(*)	45.5	65.3	(30.3)	(2.8)	2.3	95.4	127.5	(25.2)	(5.2)	3.3

Socks-Europe & US	30.4	30.8	(1.1)	0.6	0.4	59.8	58.6	2.1	1.7	0.3

Delta Marketing Israel	13.7	12.1	12.8	2.0	1.7	28.2	24.4	15.4	3.6	2.8

Seam-less	4.7	3.7	24.3	(0.4)	(0.2)	8.4	7.2	16.0	(0.9)	(0.5)

Adjustments & Others	(2.7)	(2.8)		0.1	0.7	(6.1)	(6.3)		(0.7)	(1.4)

Total	149.8	176.5	(15.1)	(0.1)	7.6	309.2	348.5	11.3	2.1	10.7

Restructuring expenses				--	(1.7)				(10.8)	(1.7)

Total Consolidated Operating (loss) income				(0.1)	5.9				(8.7)	9.0

(*)	Following the changes in the organizational structure the results of the US Upper Market and the Europe segments are presented together. Comparable numbers were reclassified accordingly.

Delta Galil is a leading global manufacturer of quality apparel sold under brands such as Calvin Klein, Hugo Boss, Nike, Ralph Lauren. Recognized for product innovation and development, Delta’s products are sold worldwide through retailers including Wal-Mart, Marks & Spencer, Target, Victoria’s Secret, JC Penney, Hema, and others. Headquartered in Israel, Delta operates manufacturing facilities in Israel, Jordan, Egypt, Turkey, Eastern Europe, Central America, the Caribbean and the Far East. For more information, please visit our website: www.deltagalil.com.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of Delta Galil Industries Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in quotas; our dependence on a few significant customers; our anticipated growth strategies; our intention to introduce new products; anticipated trends in our business; future expenditures for capital projects; and our ability to continue to control costs and maintain quality which could cause the actual results or performance of the company to differ materially from those described therein.

For a more detailed description of the risk factors and uncertainties affecting the Company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission including the Company's Annual Report on Form 20-F.

Contacts:
Yossi Hajaj	Delta Galil Industries Ltd.	Tel: +972-3-519-3744

U.S. Investors:
Rachel Levine	The Global Consulting Group	Tel: +1-646-284-9439

CONDENSED CONSOLIDATED STATEMENT OF INCOME

	Six months ended		Three months ended
	June 30		June 30
	2007	2006	2007	2006
	In US $ thousand

Revenues	309,167	348,541	149,803	176,473
Cost of revenues	253,330	284,018	123,485	141,227
Gross profit	55,837	64,523	26,318	35,246
Selling and marketing, general and administrative expenses:
Selling and marketing expenses	44,674	44,709	22,296	23,366
General and administrative expenses	9,192	9,216	4,165	4,337
Gain from realization of assets	523	446	197	188
Restructuring expenses	10,800	1,663		1,663
Amortization of intangible asset	369	368	184	183
Operating (loss) income	(8,675)	9,013	(130)	5,885
Financial expenses - net	6,014	6,306	2,889	3,276
Income (loss) before taxes on income	(14,689)	2,707	(3,019)	2,609
Taxes on income	1,764	2,995	345	1,982
Income (loss) after taxes on income	(16,453)	(288)	(3,364)	627
Minority interest of subsidiaries - net	170	222	76	140
Net income (loss) for the period	(16,623)	(510)	(3,440)	487
Earnings (loss) per share - basic & diluted	(0.89)	(0.03)	(0.18)	0.03
	(0.89)	(0.03)	(0.18)	0.03
Weighted average number of shares - in thousands:
Basic	18,740	18,695	18,740	18,695
Diluted	18,740	18,695	18,740	18,695

CONDENSED CONSOLIDATED BALANCE SHEET

	June 30		December 31
	2007	2006	2006
	In US $ thousands

Assets:
Current assets:
Cash and cash equivalents	10,818	10,523	10,342
Restricted cash			4,000
Accounts receivable:
Trade	100,543	110,352	109,710
Other	9,921	11,112	7,573
Inventories	138,053	135,922	131,556
Assets held for sale	4,260	5,273	4,474
Deferred income taxes	4,621	4,828	4,779
Total current assets	268,216	278,010	272,434

Investments and long-term receivables	8,095	8,939	8,344
Property, plant and equipment	91,357	103,475	99,263
Other assets and deferred charges	57,511	55,298	57,562
Intangible assets	12,888	14,047	13,259
Total assets	438,067	459,769	450,862

Liabilities and shareholders equity:
Current liabilities:
Short-term bank credit	149,745	124,850	124,039
Trade	58,285	59,368	59,038
Other	32,948	35,957	34,504
Total current liabilities	240,978	220,175	217,581

Long-term liabilities:
Bank loans and other liabilities	13,606	42,979	33,196
Liability for employee rights upon retirement	6,257	8,335	6,863
Deferred income taxes	2,355	1,215	2,159
Total long-term liabilities	22,218	52,529	42,218

Total liabilities	263,196	272,704	259,799
Minority interest	2,734	2,816	2,846
Shareholders' equity	172,137	184,249	188,217
Total Liabilities and shareholders equity	438,067	459,769	450,862

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

	Six months ended		Three months ended
	June 30		June 30
	2007	2006	2007	2006
	In US $ thousands

Cash flows from operating activities:

Net income (loss) for the period	(16,623)	(510)	(3,440)	487
Adjustment required to reflect the cash flows from operating activities	13,386	11,282	(735)	14,240
Net cash provided by (used in) operating activities	(3,237)	10,772	(4,175)	14,727

Cash flows from investing activities:

Purchase of fixed assets	(5,121)	(3,086)	(2,540)	(1,150)
Additional payment for the acquisition of subsidiary	(2,400)	(1,245)
Proceeds from realization of fixed assets	869	788	439	447
Proceeds from realization of assets held for sale	302	2,096		2,096
Collection of restricted cash	4,000
Other	388	(906)	572	(547)
Net cash provided by (used in) investing activities	(1,962)	(2,353)	(1,529)	846

Cash flows from financing activities:

Long-term bank loans, net	(28,289)	(32,948)	(4,752)	(4,991)
Short-term bank credit, net	34,405	20,917	13,268	(10,778)
Other	(441)	(495)	(124)	(495)
Net cash provided by (used in) financing activities	5,675	(12,526)	8,392	(16,264)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	476	(4,107)	2,688	(691)
TRANSLATION IN DIFFERENCES IN CASH AND CASH EQUIVALENTS		35		30
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,342	14,595	8,130	11,184
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	10,818	10,523	10,818	10,523

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

	Six months ended		Three months ended
	June 30		June 30
	2007	2006	2007	2006
	In US $ thousands

Adjustment required to reflect the cash flows from operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	6,651	7,476	3,295	3,784
Restructuring expenses, net	10,227	1,663	(573)	1,663
Deferred income taxes, net	450	(125)	91	(141)
Gain from realization of assets	(523)	(446)	(197)	(188)
Other	(419)	656	(657)	353
	16,386	9,224	1,959	5,471

Changes in operating assets and liabilities items:

Decrease (increase) in accounts receivable	6,973	(3,957)	8,038	2,701
Increase (decrease) in accounts payable and accruals	(3,476)	(5,247)	7,087	8,915
Decrease (increase) in inventories	(6,497)	11,262	(17,819)	(2,847)
	(3,000)	2,058	(2,694)	8,769
	13,386	11,282	(735)	14,240

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL RESULTS IN THOUSANDS U.S. DOLLARS EXCEPT EARNINGS PER SHARE DATA

	Six months ended		Three months ended
	June 30		June 30
	2007	2006	2007	2006
	In US $ thousand

Operating income (loss)-As reported	(8,675)	9,013	(130)	5,885

Restructuring expenses	10,800	1,663		1,663

Operating income for the period before Non-GAAP Measures	2,125	10,676	(130)	7,548

Net income (loss) for the period-As reported	(16,623)	(510)	(3,440)	487

Restructuring expenses	10,800	1,663		1,663

Net income (loss) for the period before Non-GAAP Measures	(5,823)	1,153	(3,440)	2,150

Earnings (loss) per share-diluted ($) before Non-GAAP Measures	(0.31)	0.06	(0.18)	0.12

Calculation of the adjusted EBITDA

Net income (loss) for the peried - As reported	(16,623)	(510)	(3,440)	487

Minority interest of subsidiaries - net	170	222	76	140

Taxes on income	1,764	2,995	345	1,982

Financial expenses - net	6,014	6,306	2,889	3,276

Restructuring expenses	10,800	1,663		1,663

Depreciation and amortization	6,651	7,476	3,295	3,784

Adjusted - EBITDA	8,776	18,152	3,165	11,332